Summary

Bowyer Research urges shareholders to vote FOR Proposal 5, on the 2023 proxy ballot of Microsoft Corporation (“Microsoft” or the “Company”). The “Resolved” clause of Proposal No. 5 states:

Shareholders request Microsoft report on median compensation and benefits gaps across gender as they address reproductive and gender dysphoria care, including associated policy, reputational, competitive, operational and litigative risks, and risks related to recruiting and retaining diverse talent. The report should be prepared at reasonable cost, omitting proprietary information, litigation strategy and legal compliance information.

Although issues of gender-based workplace discrimination and equality can often court controversy in today’s politically hypercharged environment, corporations maintain a responsibility to ensure that their policies and procedures are free of discrimination. This is even more true in the realm of healthcare after both the COVID-19 pandemic and the overturn of Roe v. Wade.

If healthcare benefit policies are to be meaningful, they must remove even the possibility of discrimination falling through the cracks into corporate practice. Anything less than full transparency regarding disparity in healthcare benefit packages is insufficient to maintain the vital relationship of trust between not merely shareholders and Microsoft management, but between Microsoft management and employees.

1.Microsoft’s nondiscrimination commitment means supporting employee decisions regarding child-raising, not merely abortion.

As noted in the NLPC brief, “Compensation and benefits inequities persist across employee gender categories, and pose substantial risk to companies and society at large.” The brief goes on to note several issue-specific areas where such inequities are apparent, including abortion. Although the current state of policy relating to reproductive care in the United States can often be fraught with misinformation, the issue of abortion warrants further investigation in crafting socially responsible corporate policies. Is Microsoft willing to honor its corporate obligations to all of its employees’ healthcare decisions, or merely the ones which it is culturally in vogue to champion and protect?

And yet, Microsoft must act to maintain such a balance of trust. In a 2022 statement1 to the Washington Post, the Company asserted its commitment to protecting employees’ access to “critical health care” services. While the Company may believe that the term “critical health care” services applies to abortive procedures and sex reassignment surgeries, this assertion does not rebut or exclude the concerns of the Company’s shareholders—if “critical health services” includes supporting an employee’s choice to abort a baby, it undoubtedly also encompasses the choice not to abort said baby. Arguments regarding the workplace benefit of employees electing for abortion (less time spent away from work, non-necessity of maternity leave, etc.) are both

1https://www.washingtonpost.com/video-games/2022/05/11/roe-v-wade-abortion-bungie-microsoft-activision-blizzard/?utm_campaign=wp_main&utm_source=twitter&utm_medium=social inappropriate and irrelevant to such discussions. If the Company believes in supporting an employee’s decision to abort their child without judgment, the same must also hold true for those who choose to deliver and raise children. As noted in a brief from the Ethics and Public Policy Center,2 “an employer who grants a financial benefit to an employee who travels to access abortion services to terminate a pregnancy must provide an equivalent financial benefit to an employee who travels to access medical services to maintain a pregnancy or to obtain medical care for an unborn child.”

If Microsoft wishes to fulfill its responsibilities to its employees, its legal obligation under Title VII of the Civil Rights Act of 1964, and its good standing under both the U.S. Department of Labor and U.S. Equal Employment Opportunity Commission, the proposed audit need not be controversial, but merely a reaffirmation of nondiscriminatory practices. In the absence of transparency, the possibility of discrimination on the part of the Company’s healthcare benefits remains.

2.Microsoft’s commitment to supporting employees’ “gender-affirming care” fails to adequately address equally relevant healthcare concerns over sex reassignment surgeries.

The Company has previously stated its commitment to funding travel expenses for employees seeking sex reassignment surgeries (commonly dubbed gender-affirming care). As noted in the text of Proposal no. 5, “rather than resolve mental health problems, such “gender affirming” care instead often exacerbates them. In such instances, patients who desire to “de-transition” cannot find medical or insurance coverage that they need.”3

The Company is well aware of the existence of de-transitioning individuals. Microsoft currently platforms and sells4 a documentary titled “No Way Back: The Reality of Gender-Affirming Care,” which specifically discusses the risks of medical transition without adequate information. If Microsoft is content to profit off the stories of those who have been victimized in the name of “gender-affirming care,” it ought to be similarly willing to stand by its legal obligation to protect its employees who meet a similar fate. Failure to do so is more than a violation of the Company’s DOL and EEOC responsibilities—although it is that too, as de-transitioned individuals meet the threshold for legally protected categories—it is a blatant disregard for the healthcare needs of Microsoft employees and an active marginalization of those on the wrong side of the medical industry5. Their healthcare decisions deserve (and indeed, require) the same level of support as the decisions of other, more politically convenient, social groups.

2 https://eppc.org/publication/big-companies-should-think-twice-about-abortion-benefits/

3https://view.officeapps.live.com/op/view.aspx?src=https://c.s-microsoft.com/en-us/CMSFiles/2023_Proxy_Statement.docx?version=b617ae33-ddc6-cfbe-26b9-e49437222a01

4https://www.microsoft.com/en-ie/p/no-way-back-the-reality-of-gender-affirming-care/8d6kgwxxd5h6?activetab=pivot%3aoverviewtab

5 https://www.dailywire.com/news/no-one-has-a-right-to-

3.The Company’s initial pushback against the Proposal indicates a profound misunderstanding, bordering on mischaracterization, of the Proposal’s intention.

In the response of Microsoft’s Board, the Company asserts (without meaningful evidence): “Based on the language of the proposal, the request for additional reporting appears to stem from animosity towards certain reproductive and gender-related health benefits.” The clear insinuation is that the primary area of concern is Microsoft’s funding of abortion or its travel reimburses for expenses accrued in pursuit of ‘gender-affirming’ care. Such is not the case. The Proposal, and the language contained therein, is aimed at protecting the rights of Microsoft employees who wish to deliver and raise children, as well as employees victimized by risk-heavy sex-change surgeries seeking a medical path forward. Both of these groups already face risks of discrimination—given the greater amount of time that those who choose to raise children will have to spend out of work, and the politically inconvenient message that many de-transitioners must voice in their search for happiness and medical stability, both groups are the recipients of demonstrated animosity in both the public and private square. Protecting their healthcare benefits is not animosity, but a move designed to protect the benefits due them as Microsoft employees.

Conclusion

As demonstrated in this report, Proposal no. 5 is necessary for the following reasons:

1.Microsoft’s nondiscrimination commitment means supporting employee decisions regarding child-raising, not merely abortion.

2.Microsoft’s commitment to supporting employees’ “gender-affirming care” fails to adequately address equally relevant healthcare concerns over sex reassignment surgeries.

3.The Company’s initial pushback against the Proposal indicates a profound misunderstanding, bordering on mischaracterization, of the Proposal’s intention.

The hyper-political world of modern business requires a trust-but-verify mindset from shareholders; Microsoft seems to be asking its shareholders to trust without verifying, even as it openly touts its support for abortion and sex-reassignment surgery—but no such support for any other healthcare decision. This does more than jeopardize Microsoft’s relationship of trust w/ shareholders—in refusing requests for transparency, it furthers the seemingly political nature of Microsoft’s stance, a move that can only create further controversy and reputational risk to both Board and Company.